

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Tiewei Song
Chief Executive Officer
BIMI International Medical Inc.
No. 10, Huasheng Road, Floor 21
Yuzhong District, Chongqing, P. R. China, 404100

> **Re: BIMI International Medical Inc.**
> **Form S-1 filed June 28, 2021**
> **File No. 333-257479**

Dear Mr. Song:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing